Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Beacon’s ratio of earnings to fixed charges for the periods indicated.

(dollars in thousands)	2006	2007	2008	2009	2010
Computation of Earnings:
Net loss from continuing operations	$(12,163)	$(12,918)	$(23,568)	$(19,060)	$(22,680)
Fixed charges	192	190	292	481	611
Preferred stock dividends and accretion	—	—	—	—	67
Less: capitalized interest	—	—	—	(182)	(260)
Total earnings	$(11,971)	$(12,728)	$(23,277)	$(18,761)	$(22,261)

Fixed charges:
Interest expense	—	—	71	115	180
Capitalized interest	—	—	—	182	260
Estimated interest component of rental expense	192	190	220	184	171
Total fixed charges	$192	$190	$292	$481	$611

Fixed charges plus accretion and dividends on preferred stock:
Accretion and dividends on preferred stock	—	—	—	—	67
Total accretion and dividends on preferred stock	192	190	292	481	678

Ratio of earnings to fixed charges (1)	—	—	—	—	—
Deficiency of earnings to cover fixed charges	$(12,163)	$(12,918)	$(23,568)	$(19,242)	$(22,872)
Ratio of earnings to fixed charges and accretion and dividends on preferred stock (1)	—	—	—	—	—
Deficiency of earnings to cover fixed charges plus accretion and dividends on preferred stock	$(12,163)	$(12,918)	$(23,568)	$(19,242)	$(22,939)

(1) Earnings were inadequate to cover fixed charges in all years presented.